Filed by Royal Bank of Canada
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: City National Corporation
(Commission File No. 1-10521)

[The following is an e-mail distributed to Royal Bank of Canada employees on January 22, 2015.]

From:	The desk of Dave McKay
Subject:	Message from Dave McKay - Acquisition of City National Corporation | Message de Dave McKay - Acquisition de City National Corporation
Date:	2015, January, 22 7:07:05 AM

The following message is being distributed to all employees

Acquisition of City National Corporation

 français
Dear Colleagues,

I’m excited to let you know that this morning, we announced an agreement to acquire City National Corporation, a premier U.S. private and commercial bank serving high net worth and commercial clients across a number of the largest and most attractive U.S. metropolitan areas, including New York, Los Angeles and San Francisco.

City National’s business will give us a powerful expansion platform for long-term growth in the U.S., a country we view as our second home market. Based in Los Angeles and founded in 1954, City National has approximately 3,600 employees across 75 branches and offices. It has an award- winning wealth management franchise and its commercial banking specialties include the entertainment industry, technology and health care.

This acquisition is a great fit for us and provides a unique opportunity to enhance and complement our existing U.S. businesses, in line with our strategic goals. City National’s private banking and wealth management capabilities enable us to offer a broader product suite to the 340,000 households served by our U.S. Wealth Management unit. Given that it serves high net worth clients located in major metropolitan areas, it is strongly positioned to benefit from the significant wealth creation taking place in those markets. Its industry specialties also complement our U.S. Capital Markets business, and offer opportunities for future growth.

But it’s not only City National’s business strength which makes today’s announcement so compelling. In my discussions with City National CEO Russell Goldsmith, it’s clear that he and his entire team are passionate and deeply committed to delivering the absolute best for their clients and making a positive community difference, which closely aligns with our client-focused vision and our values. City National’s leadership team also has a track record of strong performance, built around a prudent risk culture similar to ours. I’m confident that City National, together with our U.S. businesses, will represent an engine for long-term growth.

I know I speak on behalf of all of my Group Executive colleagues when I say that we look forward to welcoming Russell, his senior management team and all of City National’s employees to RBC.

We expect to close this transaction in the fourth calendar quarter of 2015, subject to customary closing conditions, including approvals from regulators and City National’s shareholders. For now, it’s business as usual and we will keep you updated with more information as we work towards that timeline.

Thank you for your continued support – there’s no question that we have strong momentum thanks to our strategy, diversified business mix, collaborative culture and your unmatched dedication to our clients.

Dave

Dave McKay
President and CEO

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada’s ability to complete the acquisition and integration of City National Corporation successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada’s ability to cross-sell more products to customers and technological changes.

We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada’s 2014 Annual Report on Form 40-F and City National Corporation’s 2013 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at the SEC’s website (http://www.sec.gov). Royal Bank of Canada’s material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading “Overview and Outlook – Economic and market review outlook” and for each business segment under the heading “Outlook and priorities”.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Royal Bank of Canada will file with the SEC a Registration Statement on Form F-4 that will include a Proxy Statement of City National Corporation and a Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Royal Bank of Canada and City National Corporation will be submitted to City National Corporation’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS

ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 South Flower Street, 9th Floor, Los Angeles, CA 90071, 213-673-7615.

PARTICIPANTS IN THE SOLICITATION

Royal Bank of Canada, City National Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Royal Bank of Canada’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2014 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on January 31, 2014. Information regarding City National Corporation’s directors and executive officers is available in City National Corporation’s proxy statement for its 2014 annual meeting filed on Schedule 14A, which was filed with SEC on March 11, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

For RBC internal use only

Le message suivant est distribué à tous les employés

Acquisition of City National Corporation

English
Chers collègues,

Je suis très heureux de vous informer que ce matin, nous avons annoncé une entente visant l’acquisition de City National Corporation, banque privée et commerciale américaine de premier ordre offrant des services à la clientèle fortunée et à la clientèle des marchés commerciaux dans quelques- unes des régions métropolitaines les plus importantes et attrayantes des États-Unis, dont New York, Los Angeles et San Francisco.

Cette acquisition nous fournira une puissante plateforme d’expansion favorisant notre croissance à long terme aux États-Unis, pays que nous considérons comme notre « deuxième marché intérieur ». Fondée en 1954, City National, dont le siège social est situé à Los Angeles, compte environ 3 600 employés répartis dans 75 succursales et bureaux. Elle comprend une division de gestion de patrimoine primée ainsi que des services commerciaux spécialisés notamment dans les secteurs du divertissement, des technologies et de la santé.

Cette acquisition très avantageuse représente une occasion exceptionnelle de rehausser et de compléter nos activités actuelles aux États-Unis, en concordance avec nos objectifs stratégiques. Les capacités de banque privée et de gestion de patrimoine de City National nous permettent d’offrir une gamme plus vaste de produits aux 340 000 ménages servis par notre division de gestion de patrimoine aux États-Unis. Puisqu’elle sert une clientèle fortunée située dans de grandes régions métropolitaines, la société occupe une solide position pour profiter de l’importante création de richesse qui a lieu dans ces marchés. De plus, ses spécialités sectorielles agissent en complément de nos activités de Marchés des capitaux aux États-Unis et présentent des perspectives de croissance.

Mais la solidité commerciale de City National n’est pas le seul facteur qui rend l’annonce d’aujourd’hui si emballante. Mes conversations avec le chef de la direction de la société, Russell Goldsmith, m’ont confirmé qu’il dirige une équipe passionnée et fermement déterminée à offrir le meilleur à ses clients ainsi qu’à apporter une contribution positive à la collectivité, ce qui correspond tout à fait à notre vision orientée client et à nos valeurs. L’équipe de direction de City National possède également, au chapitre du rendement, de solides antécédents fondés sur une culture de prudence à l’égard du risque semblable à la nôtre. Je suis convaincu que l’ajout de City National à nos activités aux États- Unis sera un moteur de croissance à long terme.

Je sais que tous mes collègues du Groupe de la direction se réjouissent autant que moi d’accueillir M. Goldsmith, son équipe de direction et tous les employés de City National à RBC.

Nous prévoyons conclure l’opération au quatrième trimestre de l’année civile 2015, sous réserve de la satisfaction des conditions de clôture habituelles, y compris l’approbation des autorités de réglementation et des actionnaires de City National. Nous n’apportons aucun changement pour le moment, et nous vous tiendrons au courant de nos progrès à mesure que la date de clôture approchera.

Je vous remercie de votre soutien continu. Il ne fait aucun doute que nous bénéficions d’une belle lancée grâce à notre stratégie, à nos activités commerciales diversifiées, à notre culture collaborative et à votre dévouement inégalé envers nos clients.

Dave

Dave McKay
Président et chef de la direction

MISE EN GARDE CONCERNANT LES DÉCLARATIONS PROSPECTIVES

Certaines déclarations contenues dans le présent document peuvent être réputées constituer des déclarations prospectives aux termes de certaines lois sur les valeurs mobilières, et notamment des « mesures refuges » (safe harbor) de la Private Securities Litigation Reform Act of 1995 des États-Unis et des lois canadiennes sur les valeurs mobilières applicables. Ces déclarations prospectives comprennent, notamment, des énoncés portant sur l'incidence prévue de l'acquisition de City National Corporation par la Banque Royale du Canada et sur le calendrier de l'acquisition, ainsi que d'autres énoncés sans lien avec des faits historiques. Les mots « croire », « s'attendre à », « prévoir », « se proposer », « estimer », « planifier », « projeter », « devoir » et « pouvoir », de même que l'emploi du futur ou du conditionnel ainsi que de mots et d'expressions semblables dénotent généralement des déclarations prospectives.

Par leur nature même, les déclarations prospectives reposent sur des hypothèses et font l'objet d'incertitudes et de risques intrinsèques dont plusieurs sont indépendants de la volonté de la Banque Royale du Canada et de City National Corporation. Les déclarations prospectives sont valables uniquement à la date où elles sont produites et, à moins que la loi ne l'exige, aucune partie n'a l'obligation de mettre à jour les déclarations prospectives contenues dans le présent document. Tous les chiffres annualisés, pro forma, projetés ou estimatifs contenus dans le présent document sont fournis à titre indicatif seulement ; ils ne constituent pas des prévisions et pourraient ne pas refléter les résultats réels. Nous déconseillons aux lecteurs de se fier indûment à ces déclarations, étant donné que nos résultats réels pourraient différer sensiblement des attentes exprimées dans ces déclarations prospectives en raison d’un certain nombre de facteurs importants. Ces facteurs comprennent, notamment : la possibilité que l’opération envisagée ne soit pas conclue ou ne soit pas conclue dans les délais prévus parce que les approbations réglementaires, l'approbation des actionnaires ou d'autres approbations ne sont pas reçues ou que d’autres conditions de clôture ne sont pas remplies, ou ne le sont pas dans les délais voulus, ou que les avantages escomptés de l’opération ne se matérialisent pas, ou ne le font pas dans les délais voulus, y compris en raison de la vigueur de l’économie et des facteurs concurrentiels dans les régions où la Banque Royale du Canada et City National Corporation exercent leurs activités ; l’incidence des modifications apportées aux lois et règlements qui régissent les services financiers et leur mise en application ; les effets de la concurrence sur les marchés où la Banque Royale du Canada et City National Corporation exercent leurs activités ; les procédures judiciaires ou réglementaires et les actions en justice ; l'aptitude de la Banque Royale du Canada à réaliser l'acquisition de City National Corporation et à l'intégrer avec succès ; et d’autres facteurs qui pourraient influer sur les résultats futurs de la Banque Royale du Canada et de City National Corporation, y compris la mise au point et le lancement, en temps opportun, de nouveaux produits et services, la capacité de la Banque Royale du Canada de réaliser la vente croisée de plus de produits aux consommateurs, et les changements technologiques.

Nous avisons les lecteurs que la liste des facteurs importants qui précède n’est pas exhaustive. Des renseignements supplémentaires sur ces facteurs et d'autres facteurs se trouvent dans le rapport annuel 2014 de la Banque Royale du Canada intégré à la formule 40-F, ainsi que dans le rapport annuel 2013 de City National Corporation intégré à la formule 10-K, chacune déposée auprès de la Commission des valeurs mobilières des États-Unis (Securities and Exchange Commission – SEC) et accessible sur le site Web de la SEC (http://www.sec.gov). Les hypothèses économiques importantes à caractère général qui sous-tendent certaines des déclarations prospectives contenues dans le présent communiqué sont présentées dans le rapport annuel 2014 de la Banque Royale du Canada à la rubrique « Vue d'ensemble et perspectives – Examen de la conjoncture économique et des marchés et perspectives » et, pour chaque secteur d’exploitation, à la rubrique « Perspectives et priorités ».

RENSEIGNEMENTS SUPPLÉMENTAIRES IMPORTANTS
Dans le cadre de l'opération envisagée, la Banque Royale du Canada déposera auprès de la SEC une déclaration d'enregistrement (Registration Statement, formule F-4) qui comprendra une circulaire d'information de City National Corporation et un prospectus de la Banque Royale du Canada, ainsi que d'autres documents pertinents ayant trait à l'opération envisagée. L'opération envisagée entre la Banque Royale du Canada et City National Corporation sera soumise aux actionnaires de City National Corporation pour qu'ils puissent l'examiner. Le présent document ne constitue en aucun cas une offre de vente ou une sollicitation d'achat de titres, ni une sollicitation de vote ou d'approbation. LES ACTIONNAIRES DE CITY NATIONAL CORPORATION SONT APPELÉS À LIRE LA DÉCLARATION D'ENREGISTREMENT ET LA CIRCULAIRE D'INFORMATION/LE PROSPECTUS CONCERNANT L'OPÉRATION LORSQUE CES DOCUMENTS DEVIENDRONT ACCESSIBLES, AINSI QUE TOUS LES AUTRES DOCUMENTS PERTINENTS DÉPOSÉS AUPRÈS DE LA SEC, Y COMPRIS LES MODIFICATIONS APPORTÉES ET LES SUPPLÉMENTS INTÉGRÉS À CES DOCUMENTS, CAR ILS CONTIENDRONT DES RENSEIGNEMENTS IMPORTANTS. Les actionnaires pourront obtenir gratuitement un exemplaire de la version définitive de la circulaire d'information/du prospectus, ainsi que d'autres déclarations comportant des renseignements sur la Banque Royale du Canada et City National Corporation, sans frais, sur le site Web de la SEC (http://www.sec.gov). Il est également possible d'obtenir, sans frais, des exemplaires de la circulaire d'information/du prospectus et des déclarations déposées auprès de la SEC qui seront intégrées par renvoi à la circulaire d'information/au prospectus en envoyant une demande à la Banque Royale du Canada, 200 Bay Street, 4th Floor, North Tower, Toronto (Ontario) M5J 2W7, À l'attention de : Relations avec les investisseurs/Investor Relations, 416 955-7802, ou à City National Corporation, Relations avec les investisseurs/Investor Relations, 555 South Flower Street, 9th Floor, Los Angeles, CA 90071, 213 673-7615.

PARTICIPANTS À LA SOLLICITATION
La Banque Royale du Canada, City National Corporation, leurs administrateurs et membres de la Haute direction respectifs ainsi que d'autres personnes peuvent être réputés constituer des participants à la sollicitation de procurations à l'égard de l'opération envisagée. Des renseignements concernant les administrateurs et les membres de la Haute direction de la Banque Royale du Canada sont fournis dans son rapport annuel intégré à la formule 40-F pour l'exercice terminé le 31 octobre 2014, qui a été déposée auprès de la SEC le 3 décembre 2014, ainsi que dans l'avis de convocation et la circulaire d'information pour l'assemblée annuelle des détenteurs d'actions ordinaires 2014 de RBC, qui ont été fournis à la SEC avec la formule 6-K déposée auprès de la SEC le 31 janvier 2014. Des renseignements concernant les administrateurs et les membres de la Haute direction de City National Corporation sont fournis dans la circulaire d'information de City National Corporation pour son assemblée annuelle 2014, intégrée à l'annexe 14A, qui a été déposée auprès de la SEC le 11 mars 2014. D'autres renseignements concernant les participants à la sollicitation de procurations et une description de leurs intérêts directs et indirects, en raison de la détention de titres ou pour d'autres raisons, seront fournis dans la circulaire d'information/le prospectus et les autres documents pertinents déposés auprès de la SEC. Il est possible d'obtenir des exemplaires gratuits de ce document, comme il est indiqué au paragraphe précédent.

Pour l'usage interne de RBC seulement